UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2011
Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Invitation to purchase securities for cash dated 5th December 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 5, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 5, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

5 December 2011

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE SECURITIES FOR CASH

Barclays Bank PLC (the "Issuer"), on behalf of the Issuer and any subsidiary or associated undertaking of the Issuer (together with the Issuer, the "BGp Companies"), has today launched invitations to holders of certain Securities (as set out in the table below) issued by the Issuer to tender up to £2,500,000,000 of such Securities for purchase by the relevant BGp Company at the applicable Purchase Price (as set out in the table below) (the "Offers"), subject to applicable offer and distribution restrictions.

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 5 December 2011 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Acceptance Priority Level	Title of Security	CUSIP Numbers	ISIN Numbers	Principal Amount Outstanding	Purchase Price*	Early Tender Premium*	Early Tender Consideration*
1	US$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes	06738CAG4	XS0155141830 / US06738CAG42	US$1,000,000,000	US$765	US$50	US$815
2	£500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments	-	XS0248675364	£500,000,000	£650	£50	£700
3	£400,000,000 6 per cent. Callable Perpetual Core Tier One Notes	-	XS0150052388	£400,000,000	£680	£50	£730
4	£500,000,000 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments	-	XS0305103482	£500,000,000	£730	£50	£780
5	US$1,350,000,000 5.926 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739FEY3	XS0269453139 / US06739FEY34	US$1,350,000,000	US$795	US$50	US$845
6	US$1,250,000,000 7.434 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739GAD1	XS0322792010 / US06739GAD16	US$1,250,000,000	US$895	US$50	US$945
* per £1,000/US$1,000 in principal amount, as applicable, subject to the relevant Minimum Denomination.

The Issuer, on behalf of the BGp Companies, reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Securities or to extend, terminate, withdraw or modify in any manner any of the terms and conditions of the relevant Offers, subject to applicable laws and regulations.

Tenders of Securities for purchase must be made to each of the BGp Companies but, if accepted in relation to Securities of a particular Series, will only be accepted in relation to that Series by the relevant Purchaser specified in the announcements following each of the Early Tender Deadline and the Expiration Deadline, as applicable. The Issuer intends to announce, inter alia, whether and which BGp Companies accept tenders of Securities for purchase in the announcements following each of the Early Tender Deadline and the Expiration Deadline, as applicable.

Rationale for the Offers

To the extent accepted, Offers will enable the Issuer to enhance further the quality of its capital structure through the reduction of non-Basel III compliant tier one capital and subsequent generation of additional core tier one capital.

Accrued Interest Payment

Accrued and unpaid interest will be paid in respect of all Securities validly tendered and delivered and accepted for purchase by the relevant Purchaser pursuant to the Offers from, and including, the immediately preceding interest payment date for the relevant Series of Securities to, but excluding, the relevant Settlement Date.

Early Tender Premium

Each Holder who validly tenders its Securities by 5.00 p.m. (New York City time) on 16 December 2011 (the "Early Tender Deadline") and whose Securities are accepted for purchase, will receive a further cash payment (the "Early Tender Premium") in addition to the relevant Purchase Price and Accrued Interest Payment, and as additional consideration for the repurchase of the relevant Securities, as follows: US$50 per US$1,000 principal amount of the Dollar Securities; and £50 per £1,000 principal amount of the Sterling Securities.

Maximum Offer Amount and Acceptance Priority Levels

The maximum aggregate principal amount of Securities to be accepted by the relevant Purchasers in the Offers across all Series of Securities combined (converted, in the case of Dollar Securities into pounds sterling at the FX Rate) is the Maximum Offer Amount of £2,500,000,000. The Issuer, on behalf of the BGp Companies, reserves the right, subject to applicable law, to amend the terms of the Offers, without giving Holders withdrawal rights.

Subject to the terms and conditions of the Offers, on each Settlement Date, the relevant Purchaser will accept for purchase the Securities validly tendered in the Offers in accordance with the applicable Acceptance Priority Levels (in numerical priority order) as set forth in the table on the front cover page of the Tender Offer Memorandum, with Level 1 being the highest priority level. On the relevant Settlement Date, all validly tendered Securities having a higher Acceptance Priority Level will be accepted for purchase before any validly tendered Securities having a lower Acceptance Priority Level. If the remaining Maximum Offer Amount after acceptances of any Securities with a higher Acceptance Priority level is not adequate to accept for purchase all of the validly tendered and not validly withdrawn Securities of a particular Acceptance Priority Level, the relevant Purchaser will (subject to the terms and conditions of the Offers) accept validly tendered Securities in such Acceptance Priority Level on a pro rata basis (with each individual Tender Instruction subject to proration rounded, if necessary, down to the nearest authorised denomination for the relevant Series of Securities).

All Securities that are tendered for purchase on or prior to the Early Tender Deadline will have priority over any Securities that are tendered for purchase after the Early Tender Deadline. Accordingly, if the aggregate principal amount of Securities tendered for purchase and accepted for purchase on or prior to the Early Tender Deadline exceeds the Maximum Offer Amount, no Securities tendered for purchase after the Early Tender Deadline will be accepted for purchase (even if they are Acceptance Priority Level 1).

Securities that are not successfully tendered for purchase pursuant to the Offers and the terms and conditions set out in the Tender Offer Memorandum will remain outstanding and will remain subject to the terms and conditions of such Securities.

The Offers commence on 5 December 2011 and will end at 11:59 p.m. (New York City time) on 3 January 2012 (the "Expiration Deadline"), however, in order to be eligible for the Early Tender Premium, Holders must validly tender their Securities, and not validly withdraw such tender, on or prior to 5.00 p.m. (New York City time) on 16 December 2011. If the Expiration Deadline is extended by the Issuer, on behalf of the BGp Companies, an announcement to that effect will be made by or on behalf of the Issuer by way of RNS, announcements on the relevant Notifying News Service(s) and through the Clearing Systems no later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Deadline.

Holders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the relevant Tender Agent by the Expiration Deadline. Holders who validly tender their securities after the Early Tender Deadline but prior to the Expiration Deadline will not receive the Early Tender Premium.

Expected Timetable of Events

The times and dates below are indicative only.

Date and Time	Action
5 December 2011	Commencement of the Offers
Offers announced through RNS, the Clearing Systems and by publication on a Notifying News Service.
Tender Offer Memorandum available from the Dealer Manager and the Tender Agents.
16 December 2011, 5 p.m. (New York City time)
Early Tender Deadline
Deadline for receipt by the Tender Agents of all Tender Instructions in order for Holders to be eligible to receive the Early Tender Consideration and Accrued Interest Payment on the Early Settlement Date.

19 December 2011
Announcement of Early Tender Results
The Issuer expects to announce: (i) the aggregate principal amount of Securities accepted for purchase; and (ii) which BGp Company is accepting the Tender Instructions in respect of each Series of Securities.

22 December 2011
Early Settlement Date
Expected Settlement Date for Securities validly tendered on or prior to the Early Tender Deadline and accepted by the relevant Purchaser. Payment of the relevant Early Tender Consideration and any Accrued Interest Payment in respect of any such Securities.

3 January 2012, 11.59 p.m. (New York City time)
Expiration Deadline
Deadline for receipt by the Tender Agents of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the Purchase Price and Accrued Interest Payment on the Final Settlement Date.

4 January 2012
Announcement of Result of Offers
The Issuer expects to announce: (i) the final aggregate principal amount of Securities accepted for purchase; and (ii) which BGp Company is accepting the Tender Instructions in respect of each Series of Securities.

9 January 2012
Final Settlement Date
Expected Settlement Date for Securities validly tendered after the Early Tender Deadline and accepted by the relevant Purchaser.  Payment of the relevant Purchase Price and any Accrued Interest Payment in respect of any such Securities.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:       +44 (0)20 7773 8990
Attention: Liability Management Group
Email: liability.management@barcap.com

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Telephone: (212) 528-7581
Toll Free Number: (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barcap.com

The Tender Agents

In respect of the Sterling Securities

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Tel:       +44 20 7704 0880
Fax:      +44 20 7067 9098
Attention: Thomas Choquet / Yves Theis
Email: barclays@lucid-is.com

In respect of the Dollar Securities

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
Banks and Brokers Call: (212) 430-3774
Toll Free Number: (866) 937-2200
Attention: Corporate Actions
Email: Info@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the relevant Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0)20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0)20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the BGp Companies, the Dealer Manager, the Tender Agents, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities for purchase pursuant to the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the BGp Companies in such jurisdiction.

In addition, each Holder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Securities for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

Belgium (in respect of the US$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes and the £400,000,000 6 per cent. Callable Perpetual Core Tier One Notes only)

Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to the Offers have been submitted for approval to the Belgian Financial Services and Markets Authority and, accordingly, the Offers may not be made in Belgium by way of a public offer, as defined for the purposes of the Belgian law of 1 April 2007 on public takeover bids.  The Offers are consequently addressed in Belgium exclusively to, and may only be accepted by, holders who are qualifying investors within the meaning of Article 10 of the law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets, or who can otherwise make the representation set out in the Tender Offer Memorandum.

Accordingly, the information contained in the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France").  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4, letter b) of CONSOB Regulation No. 11971 of 14 May 1999 (the "Issuer's Regulation"), as amended.

Holders, or beneficial owners of the Securities can tender some or all of their Securities pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.